James F. Fagan
                                                   or
                                             Kathaleen Carroll-Coelho
                                                   at
                                              (508) 872-3711




                  ARROW AUTOMOTIVE INDUSTRIES ANNOUNCES
                            THIRD QUARTER RESULTS, FISCAL 1997


FRAMINGHAM, Mass., May 14, 1997 -- Arrow Automotive Industries, Inc.

(ASE:  AI) announced a net loss for its third quarter of fiscal year

1997, ended March 29, 1997, of $6,120,000, or $2.13 per share on sales of

$22,481,000.  The third quarter results include an increase in inventory valuation reserves of $4 million and non-recurring period  costs of

$952,000 relating to the restructuring of manufacturing facilities.  This compares to a net loss of $359,000, or 13 cents per share on sales of

$26,226,000 for the third quarter of  fiscal 1996.



For the nine months ended March 29, 1997, the Company had a net loss of

$7,724,000 (including restructuring charges and related one-time period costs of $2,942,000 and an increase in inventory valuation reserves of

$4,000,000) or $2.69 per share, on sales of $68,192,000.  This compares to a net loss during the nine months ended March 30, 1996 of $821,000 or

29 cents per share on sales of $79,101,000.



Arrow's President, Jim Osment, stated that the "net loss was related to the Company's restructuring efforts, including the consolidation of product line production, and the closing of the Company's Santa Maria, CA manufacturing facility and increased inventory reserves".  These additional inventory reserves were provided based on a

ARROW AUTOMOTIVE INDUSTRIES ANNOUNCES
THIRD QUARTER RESULTS, FISCAL 1997
PAGE 2



review of the Company's inventory balances after considering the product line and plant consolidations occurring this year and lower current year unit sales.



Mr. Osment stated that "the restructuring efforts, while painful in the current year, will  realign the Company's operating structure to enable it to lower its break-even point and be more competitive.  The automotive aftermarket today is burdened by manufacturing overcapacity and saturation within the distribution sector by both wholesalers and retailers.  To be successful, we must be the most cost effective, highest quality remanufacturer in the marketplace."



Arrow, with headquarters in Framingham, Mass., is one of the nation's largest remanufacturers of precision replacement parts for domestic and import passenger cars, light and heavy trucks, farm vehicles and off-road industrial and construction equipment.  Arrow operates remanufacturing and distribution facilities in Spartanburg, S.C., and  Morrilton, Ark.



Arrow's shares are traded on the American Stock Exchange (Symbol AI).


                                                      # # #

Note:  Condensed Statements of Operations attached.

                    ARROW AUTOMOTIVE INDUSTRIES, INC.
                    CONDENSED STATEMENT OF OPERATIONS

                  (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                             (Unaudited)
                                                         THREE MONTHS ENDED
                                          March 29,                   March 30,
                                            1997                         1996
NET SALES                               $ 22,481                 $ 26,226

Loss Before Taxes                         (5,951)                    (535)

Provision (Benefit) for
 Income Taxes                                169                     (176)

NET LOSS                                $ (6,120)                $   (359)

LOSS PER SHARE
LOSS PER SHARE                          $  (2.13)                $  (0.13)

Average Number of
 Shares Outstanding                   2,873,083                   2,873,083

                    ARROW AUTOMOTIVE INDUSTRIES, INC.
                    CONDENSED STATEMENT OF OPERATIONS

                  (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                            (Unaudited)
                                                         NINE MONTHS ENDED
                                             March 29,               March 30,
                                               1997                    1996
                                            (39 Weeks)              (40 Weeks)
NET SALES                             $ 68,192                 $ 79,101

Loss Before Taxes                       (8,309)                  (1,281)

Benefit for Income Taxes                  (585)                    (460)

NET LOSS                              $ (7,724)                $   (821)

LOSS PER SHARE
LOSS PER SHARE                        $  (2.69)                $  (0.29)

Average Number of
 Shares Outstanding                    2,873,083                   2,873,083